

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

<u>**Via U.S. Mail and Facsimile: (952) 996-1693**</u>
Mr. Jeffrey K. Berg
President and Chief Executive Officer
Communications Systems, Inc.
10900 Red Circle Drive
Minnetonka, MN 55343

       **Re:    Communications Systems, Inc.
           Form 10-K for fiscal year ended December 31, 2009
           Filed March 18, 2010, as amended November 12, 2010
           File No. 001-31588**

Dear Mr. Berg:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,


                    Larry Spirgel
                    Assistant Director